

Mail Stop 6010

November 6, 2008

VIA U.S. MAIL

Brett L. Scott
Chief Financial Officer
North American Scientific, Inc.
20200 Sunburst Street
Chatsworth, California 91311

      Re: North American Scientific, Inc.
            Form 10-K for the fiscal year ended October 31, 2007
            Filed January 29, 2008
            File No. 000-26670

Dear Mr. Scott:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Angela Crane
                    Branch Chief